Mail Stop 4720

July 13, 2009

Richard E. Francis, Jr.
Chairman of the Board and Chief Executive Officer
Symbion, Inc.
40 Burton Hills Boulevard
Suite 500
Nashville, TN 37215

      Re: Symbion, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Filed March 31, 2009
              File No. 000-50574

Dear Mr. Francis:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

                                   Sincerely,

                                   Jeffrey Riedler
                                   Assistant Director